EXHIBIT B
to the Investment Advisory Contract

Riggs U.S. Treasury Money Market Fund


	For all services rendered by Adviser
hereunder, the Trust shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to .50 of 1% of the average daily net assets of the Fund.

	The fee shall be accrued daily at the rate of 1/365th of .50 of 1% applied to the daily net assets of the Fund.

	The advisory fee so accrued shall be paid to Adviser daily.

	The right of the Adviser as set forth in Paragraph 5 of this Contract to assume expenses of one or more of the Funds shall also apply as to the above-named Fund.

	Witness the due execution hereof as of
this 1st day of June, 2003.

RIGGS INVESTMENT ADVISERS, INC.


By:  /s/ Timothy C. Coughlin
Name:  Timothy C. Coughlin
Title:  Chairman


RIGGS FUNDS


By:  /s/ James E. Ostrowski
Name:  James E. Ostrowski
Title:  Vice President